FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____Form 40 F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated February 14, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 14, 2008	By: /s/ Peter Barnes Name Its: President and Chief Executive Officer (Title)

FOR IMMEDIATE RELEASE	TSX: SLW
February 14, 2008	NYSE: SLW

GOLDCORP COMPLETES SALE OF ITS 48% INTEREST IN SILVER WHEATON

VANCOUVER, BRITISH COLUMBIA, February 14, 2008 – Silver Wheaton Corp. (“Silver Wheaton”)(NYSE, TSX:SLW) is pleased to announce that Goldcorp Inc. (“Goldcorp”) has completed the previously announced secondary offering of 108,000,000 common shares of Silver Wheaton at a price of C$14.50 per share for gross proceeds of C$1,566,000,000. The underwriting syndicate was co-led by Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and GMP Securities L.P., with Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, and included CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and Merrill Lynch Canada Inc. The secondary offering represents the sale of Goldcorp’s entire 48% interest in Silver Wheaton. Silver Wheaton did not receive any proceeds from the secondary offering.

“Goldcorp was fundamental in the formation of Silver Wheaton, and is an excellent operating partner on two of our key assets, Peñasquito and San Dimas. Goldcorp’s sale of their Silver Wheaton shares represents an important and positive step in the development of our company,” said Silver Wheaton President and Chief Executive Officer, Peter Barnes. “This sale removes a perceived overhang in our stock while increasing market liquidity significantly, making Silver Wheaton a much more appealing long term investment, particularly to institutional investors. With a strong shareholder base, this will now allow us to capitalize on our exceptional growth prospects, with nothing to hold us back.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010. Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales of Silver Wheaton. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

A copy of the prospectus relating to the offering may be obtained from Jessica Helm, Macquarie Capital Markets Canada Ltd., Suite 3100, 181 Bay Street, Toronto, ON M5J 2T3; (416) 848-3662.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com